NO-ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 20, 2008

Gregory J. Lyons
Associate General Counsel
Russell Investments
909 A Street
Tacoma, WA 98402-5120

Re: Russell Investment Company—Russell Money Market Fund (File No. 811-03153)

Dear Mr. Lyons:

Based on the facts and representations contained in your September 19, 2008 letter, we will not recommend enforcement action to the Securities and Exchange Commission against Russell Investment Company—Russell Money Market Fund (the "Fund") and The Northwestern Mutual Life Insurance Company. (the "Purchaser") under Section 17(a) of the Investment Company Act of 1940, or the rules thereunder, if the Purchaser purchases from the Fund any of the securities in the Fund's portfolio as of the date of your letter that are Eligible Securities, as defined in rule 2a-7 under the Act, at the amortized cost (including any accrued and unpaid interest) of each purchased security.[1] The relief provided herein is limited to transactions executed during the 60 day period from the date of your letter and to securities the market value of which at the time of purchase is equal to or less than their amortized cost value.

[1] This letter confirms oral no-action relief provided by the undersigned to Gregory J. Lyons, Associate General Counsel of Russell Investments, on September 19, 2008.

Because our position is based on the facts and representations in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusion on the issues presented.[2]

Very truly yours,

Dalia Osman Blass
Senior Counsel

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[2] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

Russell Investments

909 A Street
Tacoma, WA 98402-5120

tel 253-572-9500
fax 253-439-3495
toll-free 800-426-7969

www.russell.com

September 19, 2008

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 17(a) of the Investment Company Act of 1940

Dear Mr. Plaze:

I am writing on behalf of Russell Investment Company (the "Trust") with respect to the series of the Trust designated as the Russell Money Market Fund (the "Fund") and The Northwestern Mutual Life Insurance Company ("Purchaser"), an affiliate of the Fund's investment advisor, Russell Investment Management Company (the "Adviser"). Adviser is an indirect, wholly-owned subsidiary of Purchaser. We seek assurance from the staff of the Division of Investment Management (the "Division") that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 17(a) of the Investment Company Act of 1940, as amended, or the rules thereunder (the "1940 Act"), if the Fund and Purchaser enter into the transaction described below.

The Trust is registered with the Commission under the 1940 Act as an open-end management investment company. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $ 1.00 and uses the amortized cost method of valuation in valuing its portfolio securities. This request for relief relates to all of the Funds' portfolio securities as of September 17, 2008 except securities issued by Lehman Brothers.[1] Each such security held by the Fund, other than the securities of Lehman Brothers, is referred to herein as a "Security" and, collectively, as the "Securities." The Adviser has determined that each Security continues to constitute an "Eligible Security" as that term is defined in Rule 2a-7 under the 1940 Act.

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[1] Lehman Brothers is no longer an Eligible Security. Pursuant to Rule 2a-7(c)(6)(i)(A), the Board of Trustees promptly reassessed whether the Lehman securities continued to present minimal credit risks and determined that disposal of the Lehman securities by the Fund would not be in the best interests of the Fund or its shareholders based, among other things, on the bankruptcy of Lehman and current market conditions that could affect the orderly disposition of the Lehman notes. The Adviser believes that the terms of Rule 17a-9 permits the Purchaser to purchase the Lehman notes from the Fund.

Due to current market conditions, the Fund has been met with extraordinary shareholder redemptions related to recent events in the markets. We anticipate that redemption requests may accelerate in upcoming days. In order to meet such redemptions under current market conditions, the Fund would need to liquidate portfolio securities, such as the Securities, at disadvantageous market prices not reflecting their full value were they held to maturity. Accordingly, the Adviser believes, and based on information provided by the Adviser, the Trust's Board of Trustees has determined, that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities in the market in such a manner. However, subject to obtaining the no-action assurance requested in this letter, the Purchaser may purchase certain of the Securities from the Fund for cash at each Security's amortized cost (including accrued and unpaid interest) to assist the Fund to pay redemption proceeds.[2] The Securities to be purchased by the Purchaser from the Fund shall be determined by the Adviser depending on then-current market condition and redemption needs. Such approvals shall be made consistent with the Adviser's fiduciary duty to the Fund, and in the best interests of the Fund's shareholders. The Trust's Board of Trustees has authorized the proposed transaction as being in the best interests of the Fund and its shareholders.

The Adviser is an "affiliated person" of the Fund under Section 2(a)(3) of the 1940 Act, and the Purchaser is an "affiliated person" of an "affiliated person" of the Fund. As a result, the purchase of the Securities by the Purchaser under the proposed arrangement falls within Section 17(a)(2) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, to knowingly purchase any security or other property from the investment company. The proposed purchase of the Securities from the Fund would satisfy the requirements of Rule 17a-9 under the 1940 Act except that the Securities continue to constitute Eligible Securities.

The Trust and the Adviser believe that it would be in the best interest of the Fund's shareholders if the Purchaser is allowed to purchase the Securities from the Fund as described above. On behalf of the Trust, the Adviser and the Purchaser, we hereby request that the Division staff give its assurance that it will not recommend that the Commission take enforcement action against the Trust, the Adviser or the Purchaser under Section 17(a) of the 1940 Act, or the rules thereunder, if the Purchaser purchases the Securities from the Fund at their amortized cost (including accrued and unpaid interest). It is understood that any relief provided pursuant to this letter will be effective for a period of 60 days following the date hereof.

If you have any questions or other communications concerning this matter, please call the undersigned at 253-439-2406.

Sincerely,

Gregory J. Lyons
Associate General Counsel

[2] The Purchaser is not obligated by this letter or otherwise to purchase any Security.

END

Russell Investments